SystemOne Technologies Inc.
8305 N.W. 27th Street
Suite 107
Miami, Florida 33122

December 2, 2002

VIA EDGAR
 Securities and Exchange Commission
 450 Fifth Street, N.W.
 Judiciary Plaza
 Washington, D.C. 20549

Re:	SystemOne Technologies Inc. Registration Statement on Form S-3 File No. 333-44692

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, SystemOne Technologies Inc. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto (File No. 333-44692) (the “Registration Statement”), effective immediately. The Registration Statement is being withdrawn due to adverse market conditions affecting the Company’s common stock. We hereby advise you that none of the securities covered by the Registration Statement has been offered or sold.

     Should the staff of the Commission have further questions regarding this application, please contact our counsel, Ira N. Rosner, Esq., of Greenberg Traurig, P.A., at (305) 579-0500.

Very truly yours,

SystemOne Technologies Inc.

/s/ Paul I. Mansur

Paul I. Mansur, Chief Executive Officer